FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Pender, P. Eugene	2. Issuer Name and Ticker or Trading Symbol Dean Foods Company (DF)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 2807 Ranch Road 2831	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/31/03
(Street) Marble Falls, TX 78654		5. If Amendment, Date of Original (Month/Day/Year) 04/16/03	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/31/03		A	V	1,125	A	0(1)	2,330	D
Common Stock	1/02/03		J	V	1,900	D(2)		0	I	by Trust
Common Stock								700	I	by Corporation
Common Stock								4,000	I	by Managed Account
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Non-Qualified Stock Option	$8.6250							6/28/96	6/28/06	Common Stock	6,900		6,900	D
Non-Qualified Stock Option	$19.8150							6/30/97	6/30/07	Common Stock	15,000		15,000	D
Non-Qualified Stock Option	$29.3150							6/30/98	6/30/08	Common Stock	15,000		15,000	D
Non-Qualified Stock Option	$20.9375							6/30/99	6/30/09	Common Stock	15,000		15,000	D
Non-Qualified Stock Option	$24.4375							6/30/00	6/30/10	Common Stock	15,000		15,000	D
Non-Qualified Stock Option	$26.5500							6/29/01	6/29/11	Common Stock	15,000		15,000	D
Non-Qualified Stock Option	$37.1600							7/01/02(2)	7/01/12	Common Stock	15,000		15,000	D

Explanation of Responses:

(1) These are restricted shares issued under Dean's 1997 Stock Option and Restricted Stock Plan in payment of fees owed for services as an independent director. All such shares are subject to a 3-year vesting period, with the first vesting occurring as of the date the shares were issued.
(2) The shares were held by the Lynelle G. Pender Trust for the benefit of the Reporting Person's late wife. Upon her death on April 14, 2002, the Trust was split into two trusts, one for each of her adult sons. Texas Capital Bank is the co-trustee with each son on his respective Trust. The Reporting Person has no income or remainder interest in either Trust, nor does he control or advise on the investments of the Trust.
(3) All the options listed on this Table II were granted under the Issuer's Amended and Restated Stock Option and Restricted Stock Plan, and are fully vested and immediately exercisable.

By: /s/ P. Eugene Pender **Signature of Reporting Person	04/23/2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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